Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
110 Yonge Street
Suite 1601
Toronto, Ontario
M5C 1T4 CANADA

Item 2	Date of Material Change

October 9, 2012

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on October 9, 2012.

Item 4	Summary of Material Change

AuRico Gold to sell the Ocampo mine and enters into a joint venture agreement on the Orion project for $750 million in cash.

Item 5	Full Description of Material Change

(all amounts are in U.S. dollars unless otherwise indicated)

AuRico Gold Inc. (“AuRico Gold”) announced that it had entered into a definitive agreement pursuant to which Minera Frisco, S.A.B. de C.V (“Minera Frisco”) will acquire the Ocampo mine and the adjacent exploration projects “Venus” and “Los Jarros” all located in Chihuahua State, Mexico and a 50% interest in the Orion advanced development project located in Nayarit State, Mexico from AuRico Gold, for a total cash consideration of $750 million (the “Transaction”). Minera Frisco (BMV: MFRISCO, OTC: MSNFY) is a leading Mexican mining company that was spun out of Grupo Carso S.A. de C.V. (BMV: GCARSO, OTC: GPOVY) in November 2010 and is listed on the Mexican Stock Exchange with a current market capitalization of approximately $10.7 billion. The transaction is expected to close in December 2012.

Upon closing of the Transaction, the AuRico Gold expects to use the net proceeds from the Transaction to eliminate certain debt obligations, invest in internal growth opportunities, provide sufficient working capital and liquidity for the Company going forward and to undertake a significant return of capital to shareholders.

The Transaction is subject to certain closing conditions, including a standard review by the competition and anti-trust commission of Mexico and the approval of a simple majority of Minera Frisco’s shareholders. The Transaction is not subject to any financing conditions.

Credit Suisse Securities (Canada), Inc. was retained by AuRico Gold to act as its financial advisor and has provided a fairness opinion to AuRico Gold’s Board of Directors.

BMO Capital Markets and CIBC World Markets Inc. acted as financial advisors to the Special Committee of AuRico Gold’s Board of Directors and have each provided an opinion to the effect that the consideration to be received by the Company pursuant to the Transaction is fair, from a financial point of view, to the Company.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Scott Perry
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

October 9, 2012